Mail Processing
Section

MAR 03 2008

Washington, DC
106

UNIT
SECURITIES AND E.
Washington, D.C. 20549

08029480

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrow Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue Suite 203
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Masucci (973) 889-1973 ext. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) New Jersey (State) 08901 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arrow Investments, Inc.
Table of Contents
December 31, 2007

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
Arrow Investments, Inc.:

We have audited the accompanying statement of financial condition of Arrow Investments, Inc. (an S corporation) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 18, 2008

Arrow Investments, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Current assets		
Cash	$	61,028
Commissions receivable		1,650
Marketable securities		64,337
Prepaid expenses		1,030
	$	128,045

Liabilities and Stockholders' Equity

Current liabilities		
Due to related party	$	4,200
Income taxes payable		100
Total current liabilities		4,300
Stockholders' equity		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding		1
Additional paid-in capital		47,249
Retained earnings		76,495
Total stockholders' equity		123,745
	$	128,045

The Notes to Financial Statement are an integral part of this statement.

Arrow Investments, Inc.
Statement of Operations
Year Ended December 31, 2007

Revenues		
Commissions	$	61,273
Expenses		
Licenses and regulatory fees		5,326
Insurance		655
Professional fees		5,120
Rent		4,800
Salary		6,000
Telephone		1,200
		23,101
Income before other expenses		38,172
Other income and expenses		
Other income		35,000
Unrealized gain on investments		24,310
Income before provision for income taxes		97,482
Provision for income taxes		100
Net income	$	97,382

The Notes to Financial Statement are an integral part of this statement.

Arrow Investments, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2007	$ 80	$ 1	$ 47,249	$ 29,113	$ 76,363
Net income	--	--	--	97,382	97,382
Distributions	--	--	--	(50,000)	(50,000)
Balance at December 31, 2007	$ 80	$ 1	$ 47,249	$ 76,495	$ 123,745

The Notes to Financial Statement are an integral part of this statement.

Arrow Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	97,382
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized gain on investments		(24,310)
Changes in assets and liabilities		
Commissions receivable		2,642
Prepaid expenses		3,215
Net cash provided by operating activities		78,929
Cash flows from financing activities		
Stockholder distributions		(50,000)
Net change in cash		28,929
Cash		
Beginning of year		32,099
End of year	$	61,028

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Operations

Arrow Investments, Inc. (the "Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company receives commissions for acting as a Placement Agent for private equity offerings and records the related revenue and expenses on a trade-date basis. For the year ended December 31, 2007 the Company earned commissions in the amount of $61,273.

Marketable Securities

Marketable securities are valued at market value, with any unrealized holding gains and losses included in the statement of operations.

Income Taxes

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes represents a New York State corporation minimum tax surcharge.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2007, the Company had net capital of $105,476 which exceeded the required net capital of $5,000 by $100,476. At December 31, 2007, the Company's aggregate indebtedness to net capital ratio was 0.0408 to 1.

4. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Concentrations

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Related Party Transactions

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The affiliate pays certain general and administrative expenses on behalf of the Company. For the year ended December 31, 2007, the affiliate charged the Company $16,800 in accordance with the expense agreement. At December 31, 2007 amount due to related party was $4,200. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2007, therefore, have been included in the statement of financial condition as current.

7. Commitments and Contingencies

The Company's overhead expenses are paid by an affiliate. The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

SUPPLEMENTARY INFORMATION

Arrow Investments, Inc.
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2007

Net capital		
Total stockholders' equity	$	123,745
Deductions and/or charges		
Nonallowable assets		
Commissions receivable		(1,650)
Prepaid expenses		(1,030)
Net capital before haircuts on securities		121,065
Haircuts on securities		
Other securities		(15,589)
Net capital	$	105,476
Aggregate indebtedness		
Items included in statement of financial condition		
Due to related party	$	4,200
Income taxes payable		100
Total aggregate indebtedness	$	4,300
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i) (6 2/3 pecent of aggregate indebtedness)	$	287
Minimum net capital under rule 15c3-1(a)(2)(vi)	$	5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$	5,000
Excess net capital at 1,000 percent	$	105,046
Ratio: Aggregate indebtedness to net capital		0.0408 to 1

See Independent Auditors' Report.

1. **Computation for Determination of Reserve Requirements Under Rule 15c3-3**

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. A special account for the exclusive benefit of customers is maintained.

2. **Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

3. **Reconciliation Pursuant to SEC Rule 17a-5(d)(4)**

   There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no material differences between the net capital per the unaudited Form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors,
Arrow Investments, Inc.:

In planning and performing our audit of the financial statements of Arrow Investments, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Arrow Investments, Inc., to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams Smith + Brown, PC

February 18, 2008

END